LKQ Corporation
500 W. Madison St.
Suite 2800
Chicago, IL 60661
Phone 312.621.1950
Fax 312.621.1969
www.lkqcorp.com
July 19, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Ms. Melissa Raminpour
Accounting Branch Chief

	Re:	LKQ Corporation
Form 10-K for the Year Ended December 31, 2016
Filed February 27, 2017
Form 10-Q for the Quarter Ended March 31, 2017
Filed May 1, 2017
Form 8-K furnished April 27, 2017
File No. 000-50404

Ladies and Gentlemen:
On behalf of LKQ Corporation (the “Company,” “we,” or the “registrant”), I am pleased to submit this response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter dated July 11, 2017 with respect to the Company’s Form 10-K for the year ended December 31, 2016, which was filed by the registrant on February 27, 2017, the Company’s Form 10-Q for the quarter ended March 31, 2017, which was filed by the registrant on May 1, 2017, and the Company’s Form 8-K, which was furnished by the registrant on April 27, 2017.
The supplemental information set forth herein has been supplied by the registrant for use herein, and all of the responses set forth herein to the Staff’s comments have been reviewed and approved by the registrant. For convenience, each of the Staff’s consecutively numbered comments is set forth herein in italics, followed by the registrant’s response.
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Securities and Exchange Commission
July 19, 2017

Form 10-K for the year ended December 31, 2016

Notes to Consolidated Financial Statements

Note 4. Summary of Significant Accounting Policies

Intangible Assets, page 72

1.
Comment: You disclose that the estimated fair value of the Glass aftermarket reporting units exceeded its carrying value by less than 10%. Please provide the following disclosures in MD&A for this reporting unit:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Amount of goodwill allocated to the reporting unit;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•
Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response: As of October 31, 2016, our annual goodwill impairment testing date, we had two reporting units under our Glass operating segment: Aftermarket and Glass Manufacturing (“OEM”). For Aftermarket glass, we disclosed that the fair value exceeded the carrying value by less than 10%, which we disclosed was expected given (i) the short duration of six months between the acquisition date of April 21, 2016 and the annual testing date and (ii) the early stages of our integration efforts. As the test result was consistent with our expectation, we did not view the Aftermarket glass reporting unit to be at risk of failing step one of the impairment test despite the relatively small excess over carrying value, and therefore, we did not include the detailed disclosures listed in the comment in our Form 10-K.

As disclosed in Note 3 of our Form 10-Q filed on May 1, 2017, in the first quarter of 2017, in connection with the sale of the OEM reporting unit, we completed a reorganization of our structure and transferred the management of the Aftermarket glass operations to our Wholesale - North America segment management. We made this change to facilitate the integration (including shared facilities) of the Aftermarket glass operations with our existing Wholesale - North America business. As a result of this change, the former Aftermarket glass reporting unit now represents a component of the Wholesale - North America operating segment, and it will be aggregated with the other components of our Wholesale - North America operating segment for purposes of the annual goodwill impairment test in 2017 in accordance with ASC 350-20-35-35 through

Securities and Exchange Commission
July 19, 2017

36 because the Aftermarket glass component of the Wholesale - North America operating segment has similar economic characteristics as the other components of the Wholesale -North America operating segment. The Wholesale - North America operating segment will represent a single reporting unit for purposes of goodwill impairment testing in 2017. Therefore, the standalone Aftermarket glass disclosures detailed in the comment will no longer be relevant as the Aftermarket glass goodwill will be tested as part of the Wholesale - North America reporting unit, which had a fair value substantially in excess of its carrying value as of October 31, 2016.

Form 10-Q for the Quarter Ended March 31, 2017

Note 4. Financial Statement Information

Recent Accounting Pronouncements, page 14

2.
Comment: We note from your disclosure in Note 4 to your Form 10-K for the year ended December 31, 2016 that the carrying value of your inventory is recorded at the lower of cost or market. In light of the significance of your inventory balance to total assets at March 31, 2017, please explain to us how the adoption of ASU 2015-11 at January 1, 2017, which requires inventory to be measured at the lower of cost or net realizable value, affected your accounting for inventory and related disclosures. If you have not yet adopted ASU 2015-11, please explain to us why not.

Response: Effective January 1, 2017, we are recording our inventory at the lower of cost or net realizable value in accordance with ASU 2015-11. We applied the concept of net realizable value in determining our inventory reserves. The adoption of ASU 2015-11 did not have a material impact on our recorded inventory value. We will include a disclosure in Recent Accounting Pronouncements in our Form 10-Q for the quarter ended June 30, 2017 describing the impact of adopting ASU 2015-11.

Exhibits 31.1 and 31.2

3.	Comment: The certifications refer to annual report on Form 10-Q. Please insure that the correct reference is used in future certifications.

Response: The correct reference will be used in future certifications beginning with our Form 10-Q for the quarter ended June 30, 2017.

Securities and Exchange Commission
July 19, 2017

Form 8-K furnished April 27, 2017

Exhibit 99.1

4.
Comment: We note that in your Company Outlook section you present guidance for adjusted income from continuing operations and adjusted diluted EPS from continuing operations without providing the most directly comparable GAAP measures. We also note your unaudited table on the last page of this Exhibit of Forecasted Income and Diluted Earnings per Share from Continuing Operations to Forecasted Adjusted Net Income and Adjusted Diluted Earnings per Share from Continuing Operations. Your presentation in the Company Outlook appears to give greater prominence to the non-GAAP measures than to the comparable GAAP measures which is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please consider this guidance in your future earnings releases.

Response: We will modify our Company Outlook section in future earnings releases, beginning with our second quarter 2017 release, to present the comparable GAAP measures directly in the table. For illustrative purposes, we present below how the information from the April 27, 2017 earnings release would have appeared under the modified method of presentation we intend to use in future earnings releases. The items in italics in the table below represent disclosure of the additional GAAP measures.

The Company updated its guidance for 2017.

	Updated Guidance	Prior Guidance
Organic revenue growth for parts & services	4.0% to 6.0%	4.0% to 6.0%
Income from continuing operations	$511 million to $541 million	$505 million to $535 million
Adjusted income from continuing operations*	$565 million to $595 million	$560 million to $590 million
Diluted EPS from continuing operations	$1.65 to $1.74	$1.63 to $1.72
Adjusted diluted EPS from continuing operations*	$1.82 to $1.92	$1.80 to $1.90
Cash flow from operations	$615 million to $645 million	$610 million to $640 million
Capital expenditures	$200 million to $225 million	$200 million to $225 million
*Non-GAAP measures. See the table accompanying this release that reconciles forecasted income from continuing operations and diluted EPS from continuing operations to forecasted adjusted income from continuing operations and adjusted diluted EPS from continuing operations.

Securities and Exchange Commission
July 19, 2017

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Sincerely,
/s/ Dominick Zarcone
Dominick Zarcone
President and Chief Executive Officer

cc:	Melissa Gilmore, Division of Corporation Finance
Claire Erlanger, Division of Corporation Finance